Exhibit 99.1

Cango Inc. Announces Extension of Deadline to Close Share-Settled Crypto Mining Assets Acquisitions

SHANGHAI, March 26, 2025 -- Cango Inc. (NYSE: CANG) (“Cango” or the “Company”) today announced an extension of the deadline to close its proposed acquisitions of on-rack crypto mining machines with an aggregate hashrate of 18 Exahash per second (“EH”) through issuance of Class A ordinary shares of the Company to the sellers (the “Share-Settled Transactions”). The Company announced signing of the On-Rack Sales and Purchase Agreement (the “Purchase Agreement”) for the Share-Settled Transactions on November 6, 2024, which contemplated closing of the Share-Settled Transactions by March 31, 2025 (the “Long Stop Date”). The Company announced on March 14, 2025 that it received a preliminary non-binding letter of intent (the “Letter of Intent”) from Enduring Wealth Capital Limited (“EWCL”), which proposed acquisition of control of the Company by EWCL and disposal of the Company’s existing business in the PRC to a buyer introduced by EWCL. As the transactions proposed in the Letter of Intent may affect certain provisions in the Purchase Agreement, the Company reached an amendment agreement with the sellers for the Share-Settled Transactions on March 25, 2025 for the sole purpose of extending the Long Stop Date to July 31, 2025 so that the Company and the sellers have sufficient time to assess the necessity of any further revisions to the Purchase Agreement if the Company decides to pursue any of the transactions proposed in the Letter of Intent.

As previously announced by the Company, the Company completed the acquisition of on-rack crypto mining machines with an aggregate hashrate of 32EH for a total purchase price of US$256 million in cash, or the Cash-Settled Transaction, on November 15, 2024. The closing of the Share-Settled Transactions is subject to certain closing conditions that are yet to be satisfied or waived and the Company is working with the relevant parties towards the closing of the Share-Settled Transactions. There can be no assurance that the closing conditions will be satisfied nor that the Share-Settled Transactions will be completed before the extended Long Stop Date or at all.

About Cango Inc.

Cango Inc. (NYSE: CANG) primarily operates a leading Bitcoin mining business. Headquartered in Shanghai, China, Cango has deployed its mining operation across strategic locations including North America, Middle East, South America, and East Africa. Cango expanded into the crypto assets market in November 2024, driven by the development in blockchain technology, increasing prevalence of crypto assets and its endeavor to diversify its business. Meanwhile, Cango has continued to operate the automotive transaction service in China since 2010, aiming to make car purchases simple and enjoyable. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

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